BERNSTEIN EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement") is made and entered into as of February 4, 1997, by and between Redneck Foods, Inc., a Delaware corporation ("Employer") and Robert H. Bernstein, an individual ("Employee") with reference to the following:

A. Simultaneously with the execution and delivery of this Agreement, (i) Employer is entering into a Series A Convertible Preferred Stock Purchase Agreement (the "Stock Purchase Agreement") with David Womick and Jeff Foxworthy providing for, among other things, the acquisition by Jeff Foxworthy of certain shares of Series A Convertible Preferred Stock (the "Preferred Stock") of Employer upon the terms and subject to the conditions set forth therein.
B.
C. Subject to and in compliance with the execution of the Stock Purchase Agreement, Employee and Employer desire to enter into this Agreement as provided herein.
D.
NOW, THEREFORE, in consideration of the mutual covenants and conditions set forth herein, and in the Stock Purchase Agreement and in the Transaction Documents, the parties hereto agree as follows:

1.	Definitions.  All capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Stock Purchase Agreement.

2.	Employment; Term of Employment.  Employee has agreed to be employed by Employer, and Employer has agreed to employ Employee, for a term commencing as of the date Company completes its acquisition of the Investment Capital and continuing until at least the third anniversary of the opening of the first Restaurant, unless sooner terminated pursuant to Section 6 hereof (the "Employment Term"). If Employee continues as an Employee after the Employment Term, such employment shall be deemed an employment at will unless Employer and Employee enter into a written extension of this Agreement or a new written employment agreement.

3.	Title and Duties.
(a)	Title.  Employee shall have the title and serve in the capacity of
Chief Financial Officer and, in such capacity, shall be subject to the control and direction of the Board of Directors of Employer (the "Board of Directors") and Employer's Chief Executive Officer as designated by the Board of Directors. Employer may make reasonable changes in Employee's title from time to time.
(b)	Duties.  Employee's primary duties and responsibilities hereunder shall be to perform all reasonable duties that are customary for his position within the restaurant and food service industry and as may be prescribed by the Board or Employer's Bylaws. Employee hereby agrees to perform such duties and satisfy such responsibilities throughout the Employment Term and thereafter so long as employed by Employer. Employee shall work out of his offices in Calabasas, California and devote approximately twenty percent (20%) of his time and efforts to the performance of his duties hereunder; provided, however, that if the obligations of Employee hereunder require more or less than twenty percent (20%) of his time and efforts, an appropriate, equitable and mutually acceptable adjustment will be made to the compensation payable to Employee pursuant to Section 4(a). As part of his duties, Employee shall arrange for Employer to hire a controller and other accounting staff, and Employee shall be responsible for overseeing the performance of such personnel.

4.	Compensation.
(a)	Base Salary and Bonus.  During the Employment Term, Employer hereby agrees to pay Employee an annualized base salary of Fifty Thousand Dollars ($50,000) (the "Base Salary"). In addition to the Base Salary, Employee may be entitled to a potential bonus (the "Bonus") the amount of which, if any, shall be determined by the Board of Directors in its sole and absolute discretion.
(b)	Stock Option.  In addition to the Base Salary and Bonus, Employer hereby agrees to grant to Employee options to acquire shares of equity stock of Employer that shall constitute three percent (3%) of the overall equity of Employer as of the date Employer completes its acquisition of the Investment Capital. Employee's interest in such options shall vest in equal monthly installments on the first day of each month over the three (3) year Employment Term. All options remaining unvested shall vest immediately upon a Change in Control of Employer (as defined in the Stock Purchase Agreement) or upon a termination of this Agreement by Employer without Cause (as defined in Section 6). If this Agreement terminates prior to the expiration of the Employment Term for any other reason, any options remaining unvested as of the termination date shall expire and Employee shall have no further interest therein. After vesting, the options may be exercised by Employee in whole or in part at any time for a period of ten (10) years from the date they are granted. Options that are not exercised within such ten (10) year period shall expire. The option exercise price shall equal the fair market value of the shares of equity stock to be received upon exercise of the options as determined by the Board of Directors of Employer pursuant to Section 4.2 of the Stock Purchase Agreement.
(c)	Expenses.  In addition to all other compensation provided hereunder,
Employee shall be entitled to reimbursement for all pre-approved travel and other expenses necessary for the performance of his duties hereunder, all in accordance with Employer's standard policies and procedures as they may exist from time to time. All claims for expenses shall be reasonable and documented in accordance with Employer's standard policies and procedures with respect thereto.
(d)	Payment.  The payment of the Base Salary and Bonus and any expense reimbursements shall be according to Employer's standard policies and procedures. Employer shall deduct and withhold from all compensation payable to Employee hereunder any and all applicable Federal, state and local income and employment withholding taxes and any other amounts required to be deducted or withheld by Employer under applicable statutes, regulations, ordinances or orders governing or requiring the withholding or deduction of amounts otherwise payable as compensation or wages to employees.

5.	Limitations.
(a)	No Competitive Activities.  During the Employment Term, Employee
shall not directly or indirectly (whether for compensation or otherwise), within North America, own, manage, operate, join, control or participate in the ownership, management, operation or control of, or furnish any capital to or be connected in any manner (whether alone or as a partner, officer, director, employee, agent or shareholder) with, or provide any advice or services as a consultant for, any business which competes with Employer's business or the business of any affiliate of Employer as such businesses may be conducted from time to time; provided, however, that nothing contained in this Agreement shall be deemed to preclude Employee from purchasing or owning, directly or beneficially, as a passive investment, less than two percent (2%) of any class of the publicly traded securities of any corporation. For purposes of the foregoing, the "Employer's business" shall be the ownership and management of restaurants that feature barbecue style as their primary cuisine and barbecue food products. The parties acknowledge that Employee is involved in the ownership and management of a chain of restaurants known as Figtree Cafes, and the parties agrees that such involvement, now or as it may exist in the future, will not in any way constitute a violation of Employee's obligations under this Section 5(a).
(b)	Proprietary Information and Confidentiality.  Employee shall, if requested by Employer, execute and comply with a standard confidentiality, non-disclosure and inventions agreement pursuant to which Employee agrees to protect and keep in confidence all proprietary and confidential information of Employer and to assign to Employer all interest in any proprietary information or materials developed by Employee during the course of his employment.

6.	Termination
(a)	Termination With or Without Cause.  Upon written notice to Employee,
Employer shall be entitled to terminate the Employment Term at any time with or without Cause. "Cause" with respect to Employee shall mean (i) conviction of Employee of any felony involving moral turpitude or otherwise affecting or relating to the business of Employer (including, without limitation, his entering of any plea of nolo contendere in connection with any such felony proceeding); (ii) Employee's grossly negligent, willful or intentional conduct resulting in material damage to Employer or Employer's business reputation or image; (iii) Employee's material breach of any material provisions of this Agreement or his employment with Employer (including, without limitation, his breach of any of the provisions of Section 5; (iv) Employee's willful failure or gross neglect to obey the good faith directions of the Board of Directors; or (v) the good faith determination of the Board of Directors that Employee is performing his duties in a manner which is not commensurate with reasonable standards for employees in similar circumstances and with similar duties to those of Employee hereunder ("Substandard Performance"); provided that Employee may not be terminated for Substandard Performance unless and until (A) the Board of Directors has provided Employee with notice of Substandard Performance, which notice specifies with particularity the areas of such Substandard Performance, (B) Employee is given at least thirty (30) days (the "Cure Period") to improve his performance in the specified areas, and (C) the Board of Directors determines in good faith after the Cure Period that Employee is still providing Substandard Performance in the specified areas.
(b)	Death or Disability.  This Agreement shall automatically terminate, without notice, upon the death or permanent disability of Employee. For purposes of this Section 5(b), Employee shall be deemed to be permanently disabled if he shall be unable, due to illness or injury, to perform his duties hereunder for eighty percent (80%) or more of the full regular business days during any two (2) consecutive month period. Employee shall be deemed to be permanently disabled on the last day of such two (2) month period. Employee shall not be entitled to Base Salary or Bonus during any period of disability unless otherwise provided by Employer's standard practices.

7.	Miscellaneous.
(a)	Notices.  All notices and other communications pursuant to this
Agreement shall be made in accordance with the Stock Purchase Agreement. The address to be used for Employer shall be as set forth in the Stock Purchase Agreement. The address to be used for Employee shall be:

Robert H. Bernstein
Bernstein & Bernstein, Inc.
23901 Calabasas Road
Suite 1065
Calabasas, California  91302



(b)	 Applicable Law.  This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the internal laws of the State of California applicable to the construction and enforcement of contracts wholly executed in California by residents of California and wholly performed in California.

(c)	Captions.  The section headings and captions contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

(d)	Severability.  If any provision of this Agreement shall be unlawful, void, or for any reason, unenforceable, it shall be deemed stricken from, and shall in no way affect the validity or enforceability of, the remaining provisions of this Agreement. If any provision of this Agreement shall be determined, under applicable law, to be overly broad in duration, geographical coverage or substantive scope, such provision shall be deemed narrowed to the broadest term permitted by applicable law.

(e)	Waiver.  The waiver by either party hereto of a breach of any provision of this Agreement by the other shall not operate or be construed as a waiver of any subsequent breach of the same provision or any other provision of this Agreement.

(f)	"Key Man" Insurance.  To the extent that Employer desires to obtain insurance on Employee's life and/or health, Employee shall cooperate and do all acts necessary (including submitting to medical examinations) to enable Employer to obtain said insurance.

(g)	Representation Regarding Prior Contracts.  Employee represents and warrants that no prior contract or agreement of any kind entered into by Employee or any prior or other performance by Employee will interfere in any manner with Employee's complete performance of Employee's duties hereunder or with Employee's compliance with the other terms and conditions hereof.

(h)	Entire Agreement.  This Agreement represents the entire agreement and understanding between the parties hereto regarding Employee's employment with Employer, and supersedes any and all previous written or oral agreements or discussions between the parties and any other person or legal entity concerning said employment.

(i)	Binding Agreement.  The rights and obligations of the parties under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of such parties. Subject to Employee's reasonable consent, Employer may assign all or part of its rights hereunder to any subsidiary or parent company of Employer, in which case services of Employee hereunder shall be rendered to such assignee. Notwithstanding the foregoing, Employer may assign its rights hereunder to a wholly owned subsidiary without Employee's consent. Employee may not assign his rights or obligations under this Agreement.

(j)	Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(k)	Amendments.  This Agreement shall not be modified, amended, or in any way altered except by an instrument in writing and signed by both of the parties hereto.

(l)	Costs and Expenses.  If either party to this Agreement brings an action against the other party to enforce his or its rights under this Agreement, the substantially prevailing party shall be entitled to recover his or its costs and expenses, including without limitation, attorneys' fees and costs, incurred in connection with such action, including any appeal of such action.

(m) Arbitration. Any and all disputes arising hereunder shall be subject to resolution by arbitration as provided in the Arbitration Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Employment Agreement as of the date first written above.

EMPLOYER:	                                 EMPLOYEE:

REDNECK FOODS, INC.,
a Delaware corporation

	___________________________
                                          ROBERT H. BERNSTEIN
By: _________________________
David Womick,
President